SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Workgroup Technologies Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

980903 10 8
(CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                   13G

CUSIP NO.  980903 10 8


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Equity Partners V
            Tax Identification No.  41-1799874

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    666,666
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 666,666
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             666,666

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             8.3%

12)        TYPE OF REPORTING PERSON*

             PA







                                   13G

CUSIP NO.  980903 10 8


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Itasca Partners V
            Tax Identification No.  41-1799877

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    666,666
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 666,666
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             666,666

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             8.3%

12)        TYPE OF REPORTING PERSON*

             PA




13G

CUSIP NO.  980903 10 8


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John E. Lindahl
            Social Security No.  ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    666,666
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 666,666
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             666,666

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             8.3%

12)        TYPE OF REPORTING PERSON*

             IN



13G

CUSIP NO.  980903 10 8


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Daniel J. Haggerty
            Social Security No.  ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    666,666
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 666,666

PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             666,666


10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             8.3%

12)        TYPE OF REPORTING PERSON*

             IN




13G

CUSIP NO.  980903 10 8


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            George J. Still, Jr.
            Social Security No.  ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    666,666
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 666,666
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             666,666


10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             8.3%

12)        TYPE OF REPORTING PERSON*

             IN




SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934


Item 1(a)  Name of Issuer:

           Workgroup Technologies Corporation

Item 1(b)  Address of Issuer's Principal Executive Offices:

           91 Hartwell Avenue
           Lexington, MA  02173

Item 2(a)  Name of Person Filing:

           1.  Norwest Equity Partners V
           2.  Itasca Partners V
           3.  John E. Lindahl
           4.  Daniel J. Haggerty
           5.  George J. Still, Jr.

Item 2(b)  Address of Principal Business Office:

           1.  Norwest Equity Partners V
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

           2.  Itasca Partners V
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

           3.  John E. Lindahl
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

           4.  Daniel J. Haggerty
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

           5.  George J. Still, Jr.
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

           This statement is filed by Norwest Equity Partners V on behalf of all of the persons listed above pursuant to Rule 13d-1(c) and Rule 13d-1(f). Itasca Partners V, a Minnesota general partnership, is the general partner of Norwest Equity Partners V. Daniel J. Haggerty, John E. Lindahl and George J. Still, Jr. are the managing partners of Itasca Partners.



Item 2(c)  Citizenship:

           1.  Norwest Equity Partners V:  Minnesota
           2.  Itasca Partners V:  Minnesota
           3.  John E. Lindahl:  United States
           4.  Daniel J. Haggerty:  United States
           5:  George J. Still, Jr.:  United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           980903 10 8

Item 3     Not Applicable

Item 4     Ownership:

           (1) Norwest Equity Partners V: At December 31, 1996, Norwest Equity Partners V owned 666,666 shares of common stock. This amount represented 8.3% of the total shares of common stock outstanding at that date. Norwest Equity Partners V has no rights to acquire additional shares through the exercise of options or otherwise.

           (2)  Itasca Partners V:  At December 31, 1996, Itasca
                Partners V was deemed to own, by virtue of its affiliation with Norwest Equity Partners V, 666,666 shares of common stock. This amount represented 8.3% of the total shares of common stock outstanding at that date.

           (3) John E. Lindahl: At December 31, 1996, John E. Lindahl was deemed to own, by virtue of his affiliation with Norwest Equity Partners V, 666,666 shares of common stock. This amount represented 8.3% of the total shares of common stock outstanding at that date.

           (4) Daniel J. Haggerty: At December 31, 1996, Daniel J. Haggerty was deemed to own, by virtue of his affiliation with Norwest Equity Partners V, 666,666 shares of common stock. This amount represented 8.3% of the total shares of common stock outstanding at that date.

           (5) George J. Still, Jr.: At December 31, 1996, George J. Still, Jr. was deemed to own, by virtue of his affiliation with Norwest Equity Partners V, 666,666 shares of common stock. This amount represented 8.3% of the total shares of common stock outstanding at that date.

                The persons filing this statement other than Norwest Equity Partners V disclaim beneficial ownership of, and the filing of this shall not be construed as an admission that the persons filing are beneficial owners of, the shares covered by this statement for purposes of Sections 13, 14, or 16 of the Act.

Item 5     Ownership of Five Percent or Less of a Class:

           Not Applicable

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           Not Applicable

Item 8     Identification and Classification of Members of the Group:

           Not Applicable

Item 9     Notice of Dissolution of Group:

           Not Applicable

Item 10    Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  February 10, 1997

NORWEST EQUITY PARTNERS V

By ITASCA PARTNERS, as general partner



By:  /s/ John P. Whaley
         John P. Whaley, Partner



AGREEMENT


The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed by Norwest Equity Partners V on its own behalf and on behalf of
(a) Itasca Partners V, a Minnesota general partnership whose general partner is Norwest Equity Partners V, (b) Robert F. Zicarelli, an individual who is one of the managing partners of Itasca Partners V, and (c) Daniel J. Haggerty, an individual who is the other managing partner of Itasca Partners V.

Dated:  February 10, 1997

NORWEST EQUITY PARTNERS V

By ITASCA PARTNERS, as general partner



  /s/ John P. Whaley
      John P. Whaley, Partner and Secretary

ITASCA PARTNERS



  /s/ John P. Whaley
      John P. Whaley, Partner



  /s/ John P. Whaley
      John P. Whaley, Attorney-in-Fact
        for Robert R. Zicarelli



  /s/ John P. Whaley
      John P. Whaley, Attorney-in-Fact
        for Daniel J. Haggerty